EXHIBIT 12.1

Statement re: Computation of ratio of earnings to fixed charges

The following tables set forth our ratio of earnings to fixed charges for the periods indicated, using financial information compiled in accordance with U.K. GAAP and U.S. GAAP, respectively.

	Year ended March 31,
	2004	2003	2002	2001	2000 (1)

Earnings to fixed charges – UK GAAP	2.38	1.84	2.33	2.47
Earnings to fixed charges – US GAAP	2.53	2.39	2.62	2.43	12.37

The ratio of earnings to fixed charges is computed by dividing earnings by fixed charges. Earnings represents pre-tax income from continuing operations before minority interests, income from joint ventures and associates, fixed charges, amortization of capitalized interest plus dividends received from joint ventures and associates less capitalized interest. Fixed charges includes interest expense (including amortized premiums, discounts and capitalized expenses related to indebtedness) plus interest portion of lease rentals and preferred stock dividends.

	Year ended March 31,
	2004	2003	2002	2001	2000 (1)

	(£ in millions)
U.K. GAAP
Profit before tax from continuing operations before income from joint ventures and associates	1,359	864	1,070	1,197
Fixed charges (see below)	958	1,023	791	820
Dividends from joint ventures and associates	8	11	13	20
Amortization of capitalized interest	9	9	8	7
Less: capitalized interest	(55)	(28)	(38)	(21)

	2,279	1,879	1,844	2,023

Fixed charges
Interest expense, including amortization of debt expense and similar charges	931	994	772	810
Interest portion of rental expense (33% of rentals) (1)	24	23	10	10
Preferred stock dividends	3	4	1	—
Interest associated with debt of equity affiliates guaranteed by the group	—	2	8	—

	958	1,023	791	820

U.S. GAAP
Profit before tax from continuing operations before income from joint ventures and associates	1,282	1,048	749	607	1,463
Fixed charges (see below)	812	747	458	428	128
Dividends from joint ventures and associates	8	11	13	20	5
Amortization of capitalized interest	9	9	8	7	7
Less: capitalized interest	(55)	(28)	(26)	(21)	(20)

	2,056	1,787	1,202	1,041	1,583

Fixed charges
Interest expense, including amortization of debt expense and similar charges	785	721	440	422	127
Interest portion of rental expense (33% of rentals) (2)	24	20	9	6	1
Preferred stock dividends	3	4	1	—	—
Interest associated with debt of equity affiliates guaranteed by the group	—	2	8	—	—

	812	747	458	428	128

(1)
Under U.K. GAAP, it is not practicable to derive the information for the year ended March 31, 2000 because Lattice had a different fiscal year-end and Lattice was still part of BG Group plc at March 31, 2000 and no combined or consolidated U.K. GAAP financial statements have previously been prepared.

(2)	33% is considered to be a reasonable approximation of the interest factor.